Exhibit 99.1

Youku Tudou Announces Fourth Quarter and Fiscal Year 2012 Unaudited Financial Results

First Full Quarter Merger Integration on Track; Net Loss Narrowing

BEIJING, China, March 1, 2013 — Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for fourth quarter and fiscal year 2012.

Basis of Presentation

On August 23, 2012, the Company and Tudou Holdings Limited (“Tudou”) announced the completion of the merger between Youku and Tudou. Following the completion of the merger, Tudou’s financial results were consolidated into the Company from the date of the completion of the merger.

This press release includes the Company’s selected unaudited pro forma combined financial information for the three months ended December 31, 2011 derived from the accompanying unaudited pro forma condensed combined statements of operations (the “Pro Forma Statement of Operations”) for the three months ended December 31, 2011. The Pro Forma Statements of Operations combine the historical consolidated statements of operations of Youku and Tudou, giving effect to the Merger as if it had been completed on January 1, 2011.

The Pro Forma Statement of Operations have been derived from the audited historical consolidated statement of operations of Youku and Tudou. Certain financial statement line items included in Tudou’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in Youku’s historical presentation. These include: business taxes, value-added tax, share based compensation expenses, selling and general administrative expenses relating to product development, professional licensed content, and intangible assets related to purchased software.

Additionally, based on Youku’s review of Tudou’s publicly disclosed summary of significant accounting policies prior to the merger with Tudou management, the nature and amount of any adjustments to the historical statement of operations to conform its accounting policies to those of Youku are not expected to be material.

Fourth Quarter 2012 Highlights1

•                  Consolidated net revenues were RMB635.8 million (US$102.1 million), a 30% increase from the pro forma combined net revenues for the corresponding period in 2011.

•                  Consolidated gross profit was RMB116.3 million (US$18.7 million), a 62% increase from the pro forma combined gross profit for the corresponding period in 2011. Consolidated or pro forma combined non-GAAP gross profit is herein defined as consolidated or pro forma combined gross profit excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content.  Consolidated non-GAAP gross profit was RMB129.1 million (US$20.7 million) in the fourth quarter of 2012, an increase of 74% from the pro forma combined non-GAAP gross profit for the corresponding period in 2011.

•                  Consolidated net loss was RMB113.6 million (US$18.2 million), a 43% decrease from the pro forma combined net loss for the corresponding period in 2011. Consolidated or pro forma combined non-GAAP net loss is herein defined as consolidated or pro forma combined net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses.  Consolidated non-GAAP net loss was RMB62.3 million (US$10.0 million) in the fourth quarter of 2012, a decrease of 64% from the pro forma combined non-GAAP net loss for the corresponding period in 2011.

•                  Consolidated basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for the fourth quarter of 2012 amounted to RMB0.69 (US$0.11) and RMB0.69 (US$0.11), respectively.

•                  Consolidated cash, cash equivalents, restricted cash and short-term investments totaled RMB3.8 billion (US$605.9 million) as of December 31, 2012.

•                  Consolidated acquisition of property and equipment for the fourth quarter of 2012 was RMB24.4 million (US$3.9 million).

•                  Consolidated acquisition of intangible assets for the fourth quarter of 2012 was RMB111.1 million (US$17.8 million).

1  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Fiscal Year 2012 Highlights

•                  Consolidated net revenues were RMB1.8 billion (US$288.2 million).

•                  Consolidated gross profit was RMB296.0 million (US$47.5million). Consolidated non-GAAP gross profit was RMB335.3 million (US$53.8 million) in 2012.

•                  Consolidated net loss was RMB424.0 million (US$68.1 million). Consolidated non-GAAP net loss was RMB244.7 million (US$39.3 million) in 2012.

•                  Consolidated basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for 2012 amounted to RMB3.20 (US$0.51) and RMB3.20 (US$0.51), respectively.

•                  Consolidated acquisition of property and equipment in 2012 was RMB90.2 million (US$14.5 million).

•                  Consolidated acquisition of intangible assets in 2012 was RMB362.0 million (US$58.1 million).

“I am pleased with our financial and operational performance in the fourth quarter, which was the first full quarter for the merged Youku-Tudou company. We managed solid revenue growth and the net loss for the combined company has narrowed materially despite sales disruption brought on by the reorganization of our sales team after the merger,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “Even as the integration process is proceeding well, we expect temporary business impact from this large-scale merger but we are optimistic that the second half of 2013 will see more revenue growth momentum and cost synergies.  In 2013, we also plan to start monetizing the significant growth in our mobile traffic as our daily mobile video views exceeded 100 million by the end of 2012.”

Dele Liu, President of Youku Tudou, commented, “In terms of cost structure, the fourth quarter results reflect early synergies resulting from the merger, especially in bandwidth and personnel related expenses. We expect this trend to continue into 2013, supported by the overall improvement of our unit economics due to the ongoing growth in traffic, especially the significant growth from mobile devices. In addition, we are strengthening our in-house productions offering to reduce our reliance on professional licensed content as well as generate additional revenues through program sponsorship and product placements.”

Fourth Quarter 2012 Results

Consolidated net revenues were RMB635.8 million (US$102.1 million) in the fourth quarter of 2012, a 30% increase from the pro forma combined net revenues for the corresponding period in 2011 and exceeding the high end of the consolidated net revenues guidance previously announced by the Company. Consolidated advertising net revenues were RMB574.9 million (US$92.3 million), meeting the consolidated advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consolidated bandwidth costs as a component of consolidated cost of revenues were RMB163.0 million (US$26.2 million) in the fourth quarter of 2012, representing 26% of consolidated net revenues, as compared to pro forma combined bandwidth costs representing 37% of the pro forma combined net revenues for the corresponding period in 2011.

Consolidated content costs as a component of consolidated cost of revenues were RMB270.9 million (US$43.5 million) in the fourth quarter of 2012, representing 43% of consolidated net revenues. Consolidated non-GAAP content costs, which is herein defined as consolidated content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content, were RMB258.2 million (US$41.4 million) in the fourth quarter of 2012, representing 41% of consolidated net revenues. During the fourth quarter of 2012, there was a one-time reclassification of advertising production expenses amounted to RMB31.5 million (US$5.1 million) from consolidated sales and marketing expenses into consolidated content costs.

If excluding this one-time reclassification, consolidated non-GAAP content costs would have been 36% of consolidated net revenues, as compared to the pro forma combined non-GAAP content costs representing 35% of the pro forma combined net revenues for the corresponding period in 2011. The increase was primarily due to content price increase during 2011, which we amortize using an accelerated method, broadening of our content portfolio and increase in salaries and benefits for our content team. Consolidated in-house content production cost and investment in TV serial dramas production was RMB17.1 million (US$2.7 million) in the fourth quarter of 2012, as compared to RMB6.6 million (US$1.1 million) of the pro forma combined in-house content production cost for the corresponding period in 2011.

Consolidated gross profit was RMB116.3 million (US$18.7 million) in the fourth quarter of 2012, an increase of 62% compared to RMB71.9 million (US$11.5 million) of the pro forma combined gross profit for the corresponding period in 2011. Consolidated non-GAAP gross profit was RMB129.1 million (US$20.7 million) in the fourth quarter of 2012, an increase of 74% compared to RMB74.3 million (US$11.9 million) of the pro forma combined non-GAAP gross profit for the corresponding period in 2011 due to strong operating leverage.

If excluding the one-time reclassification of advertising production expenses from consolidated sales and marketing expenses into consolidated content costs, the consolidated non-GAAP gross profit would have been RMB160.6 million (US$25.8 million) in the fourth quarter of 2012, representing 25% of the consolidated net revenues, an increase of 116% as compared to pro forma combined non-GAAP gross profit which represented 15% of the pro forma combined net revenues for the corresponding period in 2011.

Consolidated operating expenses were RMB245.0 million (US$39.3 million) in the fourth quarter of 2012, a decrease of 10% as compared to RMB273.4 million (US$43.9 million) of the pro forma combined operating expenses for the corresponding period in 2011. Consolidated non-GAAP operating expenses, which is herein defined as consolidated operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions, were RMB206.4 million (US$33.1 million) in the fourth quarter of 2012, a decrease of 18% compared to RMB252.0 million (US$40.4 million) of the pro forma combined non-GAAP operating expenses for the corresponding period in 2011. The decrease was primarily due to the reduction of bad debt related expenses, reduction of traffic acquisition cost incurred by Tudou and the one-time reclassification of advertising production expenses from consolidated sales and marketing expenses to consolidated content costs. Detailed discussion of each component of consolidated operating expenses is as follows:

Consolidated sales and marketing expenses were RMB107.8 million (US$17.3 million) in the fourth quarter of 2012, a decrease of 29% compared to RMB151.4 million (US$24.3 million) of the pro forma combined sales and marketing expenses for the corresponding period in 2011. Consolidated non-GAAP sales and marketing expenses, which is herein defined as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship, were RMB95.1 million (US$15.3 million) in the fourth quarter of 2012, a decrease of 35% compared to RMB146.2 million (US$23.5 million) of the pro forma combined non-GAAP sales and marketing expenses for the corresponding period in 2011. This decrease was primarily due to reduction of traffic acquisition cost incurred by Tudou and the one-time reclassification of advertising production expenses from consolidated sales and marketing expenses to consolidated content costs.

Consolidated product development expenses were RMB64.1 million (US$10.3 million) in the fourth quarter of 2012, as compared to RMB44.6 million (US$7.2 million) of the pro forma combined product development expenses for the corresponding period in 2011. Consolidated non-GAAP product development expenses, which is herein defined as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology, were RMB54.3 million (US$8.7 million) in the fourth quarter of 2012, an increase of 39% compared to RMB39.0 million (US$6.3 million) of the pro forma combined non-GAAP product development expenses for the corresponding period in 2011. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social and paid-services.

Consolidated general and administrative expenses were RMB73.1 million (US$11.7 million) in the fourth quarter of 2012, a decrease of 6% compared to RMB77.4 million (US$12.4 million) of the pro forma combined general and administrative expenses for the corresponding period in 2011. Consolidated non-GAAP general and administrative expenses, which is herein defined as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions, were RMB57.0 million (US$9.2 million) in the fourth quarter of 2012, a decrease of 15% compared to RMB66.8 million (US$10.7 million) of the pro forma combined non-GAAP general and administrative expenses for the corresponding period in 2011. This decrease was primarily due to reduction of bad debt related expenses.

Consolidated net loss was RMB113.6 million (US$18.2 million) in the fourth quarter of 2012, a decrease of 43% compared to RMB198.5 million (US$31.9 million) of the pro forma combined net loss for the corresponding period in 2011. Consolidated non-GAAP net loss was RMB62.3 million (US$10.0 million) in the fourth quarter of 2012, a decrease of 64% compared to RMB174.6 million (US$28.0 million) of the pro forma combined non-GAAP net loss for the corresponding period in 2011.

Consolidated non-GAAP adjusted EBITDA Loss, which is herein defined as consolidated or pro forma combined net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items, was RMB46.1 million (US$7.4 million) in the fourth quarter of 2012, a decrease of 70% compared to RMB155.7 million (US$25.0 million) of the pro forma combined non-GAAP adjusted EBITDA loss for the corresponding period in 2011.

Fiscal Year 2012 Results

Consolidated net revenues were RMB1.8 billion (US$288.2 million) in 2012.

Consolidated bandwidth costs as a component of consolidated cost of revenues were RMB524.6 million (US$84.2 million) in 2012, representing 29% of consolidated net revenues.

Consolidated content costs as a component of consolidated cost of revenues were RMB737.1 million (US$118.3 million) in 2012, representing 41% of consolidated net revenues. If excluding the one-time reclassification of advertising production expenses amounted to RMB31.5 million (US$5.1 million) from consolidated sales and marketing expenses into consolidated content costs during the fourth quarter of 2012, consolidated content costs would have been 39% of consolidated net revenues in 2012.

Consolidated gross profit was RMB296.0 million (US$47.5 million). Consolidated non-GAAP gross profit was RMB335.3 million (US$53.8 million) in 2012.

Consolidated operating expenses were RMB774.7 million (US$124.3 million) in 2012. Consolidated non-GAAP operating expenses were RMB634.6 million (US$101.9 million) in 2012. Detailed discussion of each component of consolidated operating expenses is as follows:

Consolidated sales and marketing expenses were RMB363.7 million (US$58.4 million) in 2012. Consolidated non-GAAP sales and marketing expenses were RMB332.0 million (US$53.3 million) in 2012.

Consolidated product development expenses were RMB172.9 million (US$27.8 million) in 2012. Consolidated non-GAAP product development expenses were RMB144.8 million (US$23.2 million) in 2012.

Consolidated general and administrative expenses were RMB238.1 million (US$38.2 million) in 2012. Consolidated non-GAAP general and administrative expenses were RMB157.8 million (US$25.3 million) in 2012.

Consolidated net loss was RMB424.0 million (US$68.1 million) in 2012. Consolidated non-GAAP net loss was RMB244.7 million (US$39.3 million) in 2012.

Consolidated non-GAAP adjusted EBITDA loss was RMB217.7 million (US$34.9 million) in 2012.

Business Outlook

For the first quarter of 2013, the Company expects consolidated net revenues will be between RMB480 million and RMB520 million, with consolidated advertising net revenues contributing between RMB420 million and RMB450 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on February 28, 2013 (9:00 a.m. Beijing/Hong Kong Time on March 1, 2013).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: 1-718-354-1231

Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121

Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 14050024#. The replay will be available through March 8, 2013.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of Youku’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: consolidated non-GAAP content costs, consolidated non-GAAP gross profit or loss, consolidated non-GAAP operating expenses, consolidated non-GAAP sales and marketing expense, consolidated non-GAAP product development expenses, consolidated non-GAAP general and administrative expenses, consolidated non- GAAP profit or loss from operations, consolidated non-GAAP net profit or loss and consolidated non-GAAP adjusted EBITDA profit or loss. We define consolidated non-GAAP content costs as consolidated content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define consolidated non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define consolidated non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define consolidated non-GAAP sales and marketing expenses as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define consolidated non-GAAP product development expense as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define consolidated non-GAAP general and administrative expenses as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define consolidated non-GAAP profit or loss from operations as consolidated profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP net profit or loss as consolidated net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP adjusted EBITDA profit or loss as consolidated net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future. In addition, in this press release we also included unaudited pro forma combined non-GAAP measures for the three months ended December 31, 2011, after giving effect to the Merger between Youku and Tudou as if the Merger had been completed on January 1, 2011 to provide comparative reference of the corresponding consolidated non-GAAP measures of the Company for the three months ended December 31, 2012. The pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the Merger taken place at the beginning of 2011.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: +31-6-5462-4301

Email: info@irinside.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(Amounts in thousands, except for number of shares)	2011	2012
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	2,292,538	1,655,857	265,783
Restricted cash	—	9,003	1,445
Short-term investments	1,400,858	2,110,073	338,690
Accounts receivable, net	420,706	932,796	149,724
Intangible assets, net	16,078	19,607	3,147
Amounts due from related party	768	—	—
Prepayments and other assets	16,832	75,379	12,099
Total current assets	4,147,780	4,802,715	770,888

Non-current assets:
Property and equipment, net	96,567	200,681	32,212
Long-term investment in related party	1,707	—	—
Intangible assets, net	211,978	1,304,923	209,455
Capitalized content production costs	7,782	—	—
Amounts due from related party	65,352	—	—
Prepayments and other assets	144,392	229,185	36,787
Goodwill	—	4,255,570	683,066
Total non-current assets	527,778	5,990,359	961,520

TOTAL ASSETS	4,675,558	10,793,074	1,732,408

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	57,276	181,878	29,193
Advances from customers and deferred revenue	3,140	21,603	3,468
Amounts due to related party	2,794	—	—
Accrued expenses and other liabilities	390,607	981,353	157,518
Current portion of long-term debt	9,182	7,441	1,194
Total current liabilities	462,999	1,192,275	191,373

Non-current liabilities:
Deferred tax liability	—	224,374	36,015
Other liabilities	—	19,552	3,138
Long-term debt	7,382	—	—
Total non-current liabilities	7,382	243,926	39,153

Total liabilities	470,381	1,436,201	230,526

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,395,435,339 and 2,291,138,514 issued and outstanding as of December 31, 2011 and 2012, respectively)	93	149	24
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2011 and 2012, respectively)	49	49	8
Additional paid-in capital	5,185,257	10,768,204	1,728,416
Accumulated deficit	(871,644)	(1,295,647)	(207,966)
Accumulated other comprehensive loss	(108,578)	(115,882)	(18,600)
Total shareholders’ equity	4,205,177	9,356,873	1,501,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,558	10,793,074	1,732,408

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	Pro Forma December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	489,347	502,190	635,831	102,058	1,795,575	288,210

Cost of revenues (Note 1)	(417,427)	(376,793)	(519,544)	(83,393)	(1,499,536)	(240,692)

Gross profit	71,920	125,397	116,287	18,665	296,039	47,518

Operating expenses:
Product development	(44,625)	(44,907)	(64,099)	(10,289)	(172,885)	(27,750)
Sales and marketing	(151,351)	(109,259)	(107,787)	(17,301)	(363,707)	(58,378)
General and administrative	(77,418)	(73,425)	(73,084)	(11,731)	(238,112)	(38,220)
Total operating expenses	(273,394)	(227,591)	(244,970)	(39,321)	(774,704)	(124,348)

Loss from operations	(201,474)	(102,194)	(128,683)	(20,656)	(478,665)	(76,830)

Interest income	10,993	11,512	9,988	1,603	45,478	7,299
Interest expenses	(2,787)	(1,026)	(830)	(133)	(3,989)	(640)
Other, net	(5,203)	559	1,043	167	9,757	1,566
Total other income, net	3,003	11,045	10,201	1,637	51,246	8,225

Loss before income taxes	(198,471)	(91,149)	(118,482)	(19,019)	(427,419)	(68,605)
Income taxes	—	(311)	4,912	788	3,416	548

Net loss	(198,471)	(91,460)	(113,570)	(18,231)	(424,003)	(68,057)

Net loss per share, basic and diluted	(0.07)	(0.04)	(0.04)	(0.01)	(0.18)	(0.03)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(1.23)	(0.67)	(0.69)	(0.11)	(3.20)	(0.51)
Shares used in computation, basic and diluted	2,892,903,144	2,454,198,684	2,944,902,156	2,944,902,156	2,388,083,058	2,388,083,058
ADSs used in computation, basic and diluted	160,716,841	136,344,371	163,605,675	163,605,675	132,671,281	132,671,281

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
(Amounts in thousands)	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	45,711	40,274	59,337	9,524	169,283	27,172
Bandwidth costs	180,083	136,636	162,959	26,157	524,623	84,208
Depreciation of servers and other equipment	18,395	17,846	26,303	4,222	68,569	11,006
Content costs	173,238	182,037	270,945	43,490	737,061	118,306
Total Cost of Revenues	417,427	376,793	519,544	83,393	1,499,536	240,692

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(49,614)	(91,460)	(113,570)	(18,231)	(424,003)	(68,057)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	13,230	21,617	31,249	5,016	81,609	13,099
Bad debt expense	(10)	9,388	(1,828)	(293)	9,887	1,587
Amortization of intangible assets and capitalized content production costs	61,552	112,367	135,508	21,751	416,396	66,836
Amortization of long-term debt discounts	717	441	336	54	1,928	309
Gain on disposal of property and equipment	(11)	52	—	—	52	8
Foreign exchange loss	2,009	(172)	826	133	469	75
Share-based compensation	15,547	30,175	38,779	6,224	118,218	18,975
Capital gain from step business combination	—	—	—	—	(3,344)	(537)
Change in deferred tax expenses	—	(2,278)	(7,675)	(1,232)	(9,953)	(1,598)
Write-off of prepayment	—	—	8,510	1,366	8,510	1,366
Change in operating assets and liabilities:
Accounts receivable	(9,809)	(62,026)	73,149	11,741	(223,772)	(35,918)
Amounts due from related party	1,232	—	—	—	—	—
Prepayments and other assets	(1,223)	12,277	(20,831)	(3,344)	21,779	3,496
Capitalized content production costs	(4,163)	(7,755)	5,761	925	(9,891)	(1,588)
Accounts payable	—	(14,026)	(22,506)	(3,612)	(39,023)	(6,264)
Advances from customers	(2,028)	(13,026)	(23,022)	(3,695)	(19,454)	(3,123)
Accrued expenses and other liabilities	54,122	61,651	53,987	8,665	208,012	33,392
Net cash (used in) provided by operating activities	81,551	57,225	158,673	25,468	137,420	22,058

Cash flows from investing activities:
Acquisition of property and equipment	(40,706)	(33,168)	(24,364)	(3,911)	(90,204)	(14,479)
Proceeds from short-term investments	1,134,162	255,923	1,170,519	187,881	2,826,023	453,608
Purchase of short-term investments	(1,133,901)	(1,168,773)	(2,113,464)	(339,234)	(3,536,711)	(567,681)
Proceeds from disposal of property and equipment	16	8	1	—	9	1
Cash acquired, net of cash paid for acquired subsidiaries	—	404,444	—	—	378,666	60,780
Acquisition of intangible assets from related party	(114,511)	(7,200)	7,200	1,156	—	—
Acquisition of intangible assets	(538)	(141,675)	(118,256)	(18,981)	(361,976)	(58,101)
Net cash (used in) provided by investing activities	(155,478)	(690,441)	(1,078,364)	(173,089)	(784,193)	(125,872)

Cash flows from financing activities:
Exercise of employee stock options	1,232	4,597	3,561	572	22,485	3,609
Proceeds from restricted cash	—	12,705	25,364	4,071	38,069	6,110
Principal repayments on long-term debt	(4,741)	(14,061)	(23,685)	(3,802)	(42,689)	(6,852)
Proceeds from IPO and secondary offering, net of issuance costs	(247)	—	—	—	—	—
Net cash (used in) provided by financing activities	(3,756)	3,241	5,240	841	17,865	2,867
Effect of exchange rate changes on cash and cash equivalents	(17,626)	6,651	(21,474)	(3,447)	(7,773)	(1,248)
Net (decrease) increase in cash and cash equivalents	(95,309)	(623,324)	(935,925)	(150,227)	(636,681)	(102,195)
Cash and cash equivalents at the beginning of the period	2,387,847	3,215,106	2,591,782	416,010	2,292,538	367,978
Cash and cash equivalents at the end of the period	2,292,538	2,591,782	1,655,857	265,783	1,655,857	265,783

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Cost

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Content cost	173,238	182,037	270,945	43,490	737,061	118,306
Deduct: share-based compensation	2,412	3,602	4,536	728	12,751	2,047
Deduct: amortization of intangible assets from business combination	—	18,237	8,235	1,322	26,472	4,249
Non-GAAP content cost	170,826	160,198	258,174	41,440	697,838	112,010

2. Non-GAAP Gross Profit

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Gross profit	71,920	125,397	116,287	18,665	296,039	47,518
Add back: share-based compensation	2,412	3,602	4,536	728	12,751	2,047
Add back: amortization of intangible assets from business combination	—	18,237	8,235	1,322	26,472	4,249
Non-GAAP gross profit	74,332	147,236	129,058	20,715	335,262	53,814

3. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Operating expenses	273,394	227,591	244,970	39,321	774,704	124,348
Deduct: share-based compensation	21,424	26,573	34,243	5,496	105,467	16,928
Deduct: business combination related expenses	—	3,622	127	20	28,754	4,615
Deduct: amortization of intangible assets from business combination	—	1,709	4,176	670	5,885	945
Non-GAAP operating expenses	251,970	195,687	206,424	33,135	634,598	101,860

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Sales and marketing expenses	151,351	109,259	107,787	17,301	363,707	58,378
Deduct: share-based compensation	5,171	7,289	10,606	1,702	28,741	4,613
Deduct: amortization of intangible assets from business combination	—	854	2,087	335	2,941	473
Non-GAAP sales and marketing expenses	146,180	101,116	95,094	15,264	332,025	53,292

5. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Product development expenses	44,625	44,907	64,099	10,289	172,885	27,750
Deduct: share-based compensation	5,673	6,221	8,408	1,350	26,157	4,198
Deduct: amortization of intangible assets from business combination	—	574	1,402	225	1,976	317
Non-GAAP product development expenses	38,952	38,112	54,289	8,714	144,752	23,235

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
General and administrative expenses	77,418	73,425	73,084	11,731	238,112	38,220
Deduct: share-based compensation	10,580	13,063	15,229	2,444	50,569	8,117
Deduct: business combination related expenses	—	3,622	127	20	28,754	4,615
Deduct: amortization of intangible assets from business combination	—	281	687	110	968	155
Non-GAAP general and administrative expenses	66,838	56,459	57,041	9,157	157,821	25,333

7. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Loss from operations	(201,474)	(102,194)	(128,683)	(20,656)	(478,665)	(76,830)
Add back: share-based compensation	23,836	30,175	38,779	6,224	118,218	18,975
Add back: business combination related expenses	—	3,622	127	20	28,754	4,615
Add back: amortization of intangible assets from business combination	—	19,946	12,411	1,992	32,357	5,194
Non-GAAP loss from operations	(177,638)	(48,451)	(77,366)	(12,420)	(299,336)	(48,046)

8. Non-GAAP  Net Loss

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Net loss	(198,471)	(91,460)	(113,570)	(18,231)	(424,003)	(68,057)
Add back: share-based compensation	23,836	30,175	38,779	6,224	118,218	18,975
Add back: business combination related expenses	—	3,622	127	20	28,754	4,615
Add back: amortization of intangible assets from business combination	—	19,946	12,411	1,992	32,357	5,194
Non-GAAP net loss	(174,635)	(37,717)	(62,253)	(9,995)	(244,674)	(39,273)

9.  Non-GAAP EBITDA Loss

	For the Three Months Ended				For the Twelve Months Ended
	Pro Forma
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	US$
Net loss	(198,471)	(91,460)	(113,570)	(18,231)	(424,003)	(68,057)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	21,969	21,631	31,263	5,018	81,667	13,108
Interest income	(10,993)	(11,512)	(9,988)	(1,603)	(45,478)	(7,299)
Interest expenses	2,787	1,026	830	133	3,989	640
Change in fair value of warrant liability
Income taxes	—	311	(4,912)	(788)	(3,416)	(548)
EBITDA loss	(184,708)	(80,004)	(96,377)	(15,471)	(387,241)	(62,156)

Adjustments:
Share-based compensation	23,836	30,175	38,779	6,224	118,218	18,975
Business combination related expenses	—	3,622	127	20	28,754	4,615
Amortization of intangible assets from business combination	—	19,946	12,411	1,992	32,357	5,194
Others, net	5,203	(559)	(1,043)	(167)	(9,757)	(1,566)
Non-GAAP EBITDA loss	(155,669)	(26,820)	(46,103)	(7,402)	(217,669)	(34,938)

(1)         For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)         The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.